Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 2
DATED JULY 2, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus. This supplement, dated July 2, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 2 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 1 dated June 18, 2002, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since June 7, 2002, the date of our prospectus. We purchased these properties from unaffiliated third parties.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 6/24/02 (%)	No. of Tenants	Major Tenants

Eckerd Drug Store US 29 and SC 101 Woodruff, South Carolina	D	To be Built	Land acquired 7/1/02	$1,165,000	--	--	--	--
Chesterfield Crossing Hull Road and Warboro Road Richmond, Virginia	NC	2000	6/28/02	$11,600,000	68,934	100	17	PetsMart Fashion Bug Ben Franklin Crafts
Bass Pro Shops 200 Gulf Stream Way Dania Beach, Florida	SU	1999	6/27/02	$18,200,000	165,000	100	1	Bass Pro Shops
Circuit City Highway 27 and Three Mile Road Rome, Georgia	SU	2001	6/24/02	$4,477,000	33,056	100	1	Circuit City
Circuit City 6200 20th Street and Highway 60 Vero Beach, Florida	SU	2001	6/24/02	$5,647,000	33,243	100	1	Circuit City

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

D Development Project

NC Neighborhood and Community Retail Shopping Center

SU Single User Retail Property

We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at each shopping center are comparable to market rates. We believe that each property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. Each property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire each property.

We do not intend to make significant repairs and improvements to the properties, other than the Hillsboro Publix, over the next few years. If we were to make any repairs or improvements to any property, the tenants of the respective property would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase the following properties with our own funds, with the exception of Cox Creek Centre. However, we expect to place financing on the properties at a later date.

		Year	Estimated Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 6/24/02	No. of
Property	Type	Built	expenses *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Sexton Commons Phase I Phase II US Highway 401 and Purfoy Road Fuquay Varina, North Carolina	NC	2001 (1)	$8,000,000	44,840 4,200	92 -	4 -	Harris Teeter
City Crossing Phase I Phase II Phase III Watson Boulevard and Carl Vinson Parkway Warner Robins, Georgia	NC	2001 (1) (2)	$18,313,133	160,009 9,000 18,100	97 - -	13 - -	Steinmart Ross Dress for Less Michael's Old Navy Shoe Carnival Pier 1
Cox Creek Centre Cox Creek Parkway and Mall Road Florence, Alabama	NC	2001	$19,200,000 (3)	174,207	91	12	Linens'N Things Dick's Sporting Goods Best Buy Michael's
Forestdale Plaza West Main Street and Ragsdale Road Jamestown, North Carolina	NC	2001	$6,637,835	53,239	85	9	Food Lion
Wakefield Crossing Wakefield Pines Drive and New Falls of Neuse Road Raleigh, North Carolina	NC	2001	$10,750,000	75,929	85	16	Food Lion

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.
  Phase II is to be completed in 2002.
  Phase III to be developed.
  As part of the purchase of this property, we will assume the existing debt with a remaining balance of approximately $15,350,000. The loan requires principal and interest payments based on an annual rate of 7.09% and matures in 2012.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of July 1, 2002, we had sold 49,543,971 shares in our current offering resulting in gross proceeds of $490,284,272. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of July 1, 2002, we had incurred $43,044,855 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $450,239,428 of net proceeds from the sale of those 49,543,971 shares. An additional 1,490,521 shares have been sold pursuant to our Distribution Reinvestment Program as of July 1, 2002, for which we have received additional net proceeds of $14,159,947. As of July 1, 2002, we had repurchased 245,793 shares through our Share Repurchase Program resulting in disbursements totaling $2,267,228. Our third offering began June 7, 2002. As of July 1, 2002, we had sold 515,844 shares in our third offering, resulting in gross proceeds of $5,158,436. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of July 1, 2002, we had incurred $437,900 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $4,720,536 of net proceeds from the sale of those 515,844 shares. As a result, our net offering proceeds from all offerings total approximately $574,668,442 as of July 1, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the three months ended March 31, 2002, we have incurred and paid property management fees of $921,498. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the three months ended March 31, 2002, we had incurred and paid $797,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,980,000 are included in the purchase prices we have paid for all our properties purchased through July 1, 2002. As of July 1, 2002, we had invested approximately $445,900,000 in properties that we purchased for an aggregate purchase price of approximately $911,200,000, and we had invested approximately $2,475,000 in a note receivable from the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of July 1, 2002, we had net offering proceeds of approximately $83,000,000 available for investment in additional properties. As of July 1, 2002, we have committed to the acquisition of an additional $319,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.